July 8, 2013

John Reynolds, Assistant Director

John Coleman, Mining Engineer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Fax: 202-772-9368

RE:	Staff letter dated June 10, 2013

File No. 002-69494

Form 10-K for Fiscal Year Ended December 31, 2012

Filed April 16, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 30, 2013

This letter is in response to the Staff letter dated June 10, 2013 (the “Letter”).

Comment No. 1: We will make the appropriate changes to our disclosure of mineralized material at our Toukhmanuk property on a prospective basis. We will continue to note and emphasize the differences between proven reserves according to 43-101 and SEC Industry Guide 7 are discussed at "Cautionary Note to U.S. Investors" at page 3 and item 1, "Description of Business," where we clearly and repeatedly state that “The Company has not established proven and probable reserves in accordance with SEC Industry Guide 7 at any of its properties.” We explicitly note that we must also comply with the laws of the countries in which we operate and that the public should not confuse a foreign country’s use of the term “reserve” with our applicable U.S. SEC standard.

Comment No. 2: We believe that we have reported the required license terms on page 10 as copied below:

The Toukhmanuk property is a lode deposit which is being mined using an open pit method.  The Company has one national exploration license #15, as extended, covering approximately 10,915 acres for sub-surface exploitation of gold.  The Company also has one national mining license #HA-L-14/356, since replaced under the new 2012 Armenian Mining Code with License #29/184 (available on the Company’s website), which covers the central section of the property and is approximately 446 acres for mining gold and silver.  On December 28, 2012, the Company received the new, renewable mining license through August 5, 2017.  The Company is required to pay annual governmental fees of approximately $32,000.  The

Global Gold Corporation      •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860

www.globalgoldcorp.com

Company is also required to spend annually approximately $1,200,000 on exploration work and mining annually 168,500 tonnes of mineralized rock at the property as submitted and approved in its mining plan in order to maintain the licenses in good standing  (please refer to the “Cautionary Note to U.S. Investors” on page 3 of this report).  The exploration license area is defined by the following coordinates: (Followed by the appropriate coordinate table).

As noted, all of the Company’s original and translated licenses are available on the Company’s website. Subsequent to the filing of our Form 10-K, the new exploration license a the Toukhmanuk property which expires on July 2, 2016 was also posted there.

Comment No. 3: We will make the appropriate changes to our disclosure of all historical concentrate sales to include the volume and grade of concentrate associated with these sales at our Toukhmanuk property on a prospective basis.

Comment No. 4: We will make the appropriate changes to our disclosure of our liquidity and capital resources on a prospective basis. Our draft disclosure is:

The Company has a confession of arbitral award against Amarant in connection with the Chile sale, and is owed $3,275,000 from Amarant with interest accruing at 12% per annum. We do not have any degree of certainty or assurance as to the realization of these amounts and therefore have not included them as a receivable in our financial statements.

The Company owns 533,856 shares of Amarant and 1,000,000 shares of Alluvia. We do not have any degree of certainty or assurance as to the value of these stocks due to a lack of any active trading market in these shares, no access to financial statements for these companies, and owning a small majority of outstanding shares in these companies and therefore have not included them as an asset in our financial statements.

The Company holds a judgment in excess of $37,000,000 against former Armenian Minister of Environment Vardan Aivazyan. We do not have any degree of certainty or assurance as to the realization of these amounts and therefore have not included them as a receivable in our financial statements.

The Company is pursuing its contractual right to attorney fees and costs as well as damages caused by Caldera Resources in the New York arbitration. We do not have any degree of certainty or assurance as to the realization of these amounts and therefore have not included them as a receivable in our financial statements.

The Company is entitled to more than $3,000,000 from GGCRL for advances in accordance with board approvals of GGCRL. The Company has a reasonable degree of certainty, but no assurance, of realizing this amount in 2013. However, these amounts are eliminated in consolidation and therefore are not reflected on our financial statements.

The Company anticipates that it might obtain additional financing from the remaining holders of its Warrants to purchase 1,650,000 shares of Common Stock of the Company at an exercise price of $0.10 per share, which will provide for an additional $165,000 but these warrants have not been exercised as of the date of this filing. These warrants expire on 12/9/2013 and the Company’s degree of certainty as to their exercise varies based on the average price at which the Company’s shares trade. The Company has conservatively factored these warrants as not being exercised and has not reflected them in our financial statements accordingly.

Comment No. 5: We have capitalized the costs of mine acquisition and related costs. These costs are shown on our balance sheet as Licenses and are shown net of accumulated amortization. The amounts have been reflected in the statement of operations and shown as amortization expense. We have disclosed that these costs are amortized using straight-line basis on a range from 1-10 years, based on the minimum original license term at acquisition, but do not exceed the useful life of the capitalized costs. We will revise, on a prospective basis, our disclosure to include the amount being carried as capitalized mine development costs and the amount amortized for each period.

Comment No. 6: As of 12/31/11, we had a receivable due from Amarant Mining Ltd. (“Amarant”) of $4,000,000 of which we reserved and charged to operations as a reduction on the gain on sale of investment of $3,950,000 which left $50,000 based on the amount actually received in the first three months of 2012. During 2012, excluding the $50,000 above, the Company received an additional $1,574,287 and an additional $558,437 during the first three months of 2013 for a total of $2,132,724 in cash proceeds from Amarant. The $4,000,000 gross receivable, (exclusive of the $3,950,000 reserve), less the $50,000 and $1,574,287 collected in 2012 left a reduced gross receivable due of $2,375,713, as of 12/31/12. The reserve as of 12/31/11 of $3,950,000 was reduced by the $2,132,724 of cash proceeds collected from April 1, 2012 through March 31, 2013 which left a $1,817,276 reserve as of 12/31/2012 and a net receivable balance of $558,437 for the cash proceeds received in the first three months of 2013.

The gain on sale of investment is the $2,132,724 received from Amarant from April 1, 2012 through March 31, 2013 (as discussed above) plus a sale of some miscellaneous items remaining in Chile for $9,990 which totals $2,142,714.

We will expand our disclosures in the management’s discussion and analysis on a prospective basis.

Comment No. 7: We will make the appropriate changes, on a prospective basis, to our disclosure to include the dates and amounts when the convertible notes payable are scheduled to mature, and will include reference to our September 2012 filing where we disclosed that payment was deferred until the public listing of Global Gold Consolidated Resources Limited, or as mutually agreed.

Comment No. 8: We have included the shares owned by the Firebird entities separately in Section (i) – More than 5% Beneficial Owners and have not included it with Mr. Hague’s amount beyond our footnote 3 as Mr. Hague has disclaimed beneficial interest.

Comment No. 9: We have included the full compensation for each of our executive officers. We will revise, on a prospective basis, our disclosure to provide additional disclosure for each executive officer. We will also revise, on a prospective basis, our disclosure to include the total amount for each period of accrued interest owed to management and for each named executive.

The Company will incorporate all revised disclosures in future reporting as the Company believes that these revised disclosures are not material, do not change the Company’s financial position or outlook, and therefore would not warrant amendment for reliance by the public.

Sincerely,

/s/ Jan E. Dulman

Jan Dulman

Chief Financial Officer

cc:	Van Krikorian

John E. Schmeltzer, III, Patterson, Belknap, Webb & Tyler